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SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

April 17, 2009                                    [SECURIAN LOGO]

Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re:       Variable Annuity Account                SENT VIA FAX: 202-772-9285
          Minnesota Life Insurance Company
          Registration Statement on Form N-4
          File Nos.  333-91784 MOA Advisor;
                     333-140230 MOA Extra;
                     333-111067 Waddell & Reed Annuity;
                     333-136242 MOA Legend

Dear Ms. Sazzman:

Below are responses to the follow up comments you provided in our telephone conversation of April 16, 2009. Your comment is summarized in bold and followed by our response. All of the references are to File No. 333-136242, which was the registration statement that you used in your review, except as specifically noted.

The changes referenced below are shown on hand-marked copies of the relevant pages of the typeset registration statement which are attached to this letter. These revisions will be incorporated into the registration statement via Post-Effective Amendment once I have received your approval to do so.

COMMENTS APPLICABLE TO FILE NOS. :          333-91784 MOA ADVISOR;
                                            333-140230 MOA EXTRA;
                                            333-111067 WADDELL & REED ANNUITY;
                                            333-136242 MOA LEGEND

1.   PLEASE CLARIFY THE EDITS TO PAGE 19 REGARDING THE ELIMINATION OF OPTIONS.

     Response: As we discussed, contractowners which currently have the rider and have invested in one of these options are not impacted, unless they choose to allocate differently. In that case, they may only choose from the currently offered allocation options. We agreed that there would be no additional revisions required.

2. PLEASE PROVIDE ADDITIONAL CLARIFICATION TO THE LANGUAGE INCLUDED ON PAGE 17 REGARDING THE "AUTOMATED ELECTRONIC TRANSMISSION".

     Response: As discussed, we will include the revisions which are shown on the hand marked copy which is attached.

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services Trust Company.
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3.    PLEASE MAKE ADDITIONAL CLARIFICATION TO THE TEXT ON PAGES 36 AND 37

      Response: Attached please find a marked copy of pages 36 and 37 showing the revisions we discussed. We have included the reference to the 'net investment factor' definition. In addition, we have added additional language to better clarify subparagraph (c) of the section entitled ' Value of the Annuity Unit.'

If you have any questions, please contact me. If there are no further questions on these responses, please advise and I will proceed to incorporate the necessary items in our post-effective amendment. Thank you.

Sincerely,

/s/ Michael P. Boyle

Michael P. Boyle
Senior Counsel
Minnesota Life Insurance Company
(651) 665-3708